MAR 02 2009

Washington, DC
104

[redacted]

UNI SECURITIES AND E

09058578

Washington, D.C. 20549

AB 3/6

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43821

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Carson Medlin Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4100 West Kennedy Blvd., Suite 305
(No. and Street)

Tampa	FL	33602
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paula Johannsen (813)289-1154
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ferrell & Company, P.A.
(Name – *if individual, state last, first, middle name*)

102 So. Armenia Ave.	Tampa	FL	33609
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BD 3/18

OATH OR AFFIRMATION

I, Paula Johannsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Carson Medlin Company, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MYLA ANN CLANTON
MY COMMISSION # DD850966
EXPIRES January 12, 2013
1-800-3-NOTARY Fl. Notary Discount Assoc. Co.

Paula J. Johannsen
Signature

Managing Director
Title

Myla Ann Clanton
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS

FERRELL & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

102 S. ARMENIA AVENUE
TAMPA, FL 33609
TELEPHONE: (813) 254-7222
FAX: (813) 254-2280

WILLIAM J. FERRELL, C.P.A.
DOLORES C. O'HARA, C.P.A.

MEMBERS
FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
The Carson Medlin Company
Tampa, Florida

We have audited the accompanying balance sheets of The Carson Medlin Company as of December 31, 2008 and 2007, and the related statements of operations, stockholders' equity, cash flows and changes in subordinated borrowings for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Carson Medlin Company at December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of expressing an opinion on the basic financial statements taken as a whole. The supplementary information included is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the

Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ferrell & Company

Ferrell & Company, P.A.
Certified Public Accountants

Tampa, Florida
February 23, 2009

THE CARSON MEDLIN COMPANY
BALANCE SHEET

ASSETS

	DECEMBER 31, 2008	DECEMBER 31, 2007
CURRENT ASSETS		
Cash	$ 138,810	$ 109,898
Accounts receivable	154,183	91,406
Other receivable	15,193	5,268
Total current assets	308,186	206,572
FIXED ASSETS		
Furniture and equipment, net of accumulated depreciation of $47,492 and $68,117	16,522	13,781
OTHER ASSETS		
Deposits	2,563	1,068
Total assets	$ 327,271	$ 221,421

LIABILITIES AND STOCKHOLDERS' EQUITY

	2008	2007
CURRENT LIABILITIES		
Payroll liabilities payable	$ 12,789	$ 607
Interest payable	0	10,312
Other payables	0	2,269
Retirement plan payable	103,710	85,726
Total current liabilities	116,499	98,914
COMMITMENTS AND CONTINGENT LIABILITIES		
Subordinated notes	0	33,000
Total liabilities	116,499	131,914
STOCKHOLDERS' EQUITY		
Common stock, 7,500 authorized shares, $1.00 par value, 400 shares issued and outstanding	400	400
Additional paid-in-capital	49,600	49,600
Retained earnings	160,772	39,507
Total stockholders' equity	210,772	89,507
Total liabilities and stockholders' equity	$ 327,271	$ 221,421

THE CARSON MEDLIN COMPANY
STATEMENTS OF OPERATIONS

	FOR THE YEARS ENDED DECEMBER 31, 2008	2007
Commissions and fees	$ 2,576,874	$ 1,697,293
Cost of services including general and administrative expenses	2,463,860	1,809,486
Operating income (loss)	113,014	(112,193)
Other income (expense)		
Interest and dividend income	10,514	15,869
Miscellaneous income	0	35,189
Interest expense	(1,513)	(1,715)
Loss on disposal of assets	(750)	0
Total other income (expense)	8,251	49,343
Net income (loss)	$ 121,265	$ (62,850)

See Notes to Financial Statements

THE CARSON MEDLIN COMPANY
STATEMENTS OF STOCKHOLDERS' EQUITY

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS
Balance at January 1, 2007	$ 400	$ 49,600	$ 102,357
Net (loss)			(62,850)
Balance at December 31, 2007	400	49,600	39,507
Net (loss)			121,265
Balance at December 31, 2008	$ 400	$ 49,600	$ 160,772

See Notes to Financial Statements

THE CARSON MEDLIN COMPANY
STATEMENTS OF CASH FLOWS

	FOR THE YEARS ENDED DECEMBER 31, 2008	2007
CASH FLOWS FROM (USED BY) OPERATING ACTIVITIES:		
Net income (loss)	$ 121,265	$ (62,850)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation and amortization	5,417	6,959
Loss on disposal of assets	750	
Change in current assets and liabilities:		
Decrease (increase) in accounts receivable	(62,777)	53,574
Decrease (increase) in other receivable	(9,925)	6,717
Decrease (increase) in deposits	(1,495)	0
Increase (decrease) in accounts payable	0	(3,437)
Increase (decrease) in payroll taxes payable	12,182	607
Increase (decrease) in interest payable	(10,312)	1,650
Increase (decrease) in other payables	(2,269)	2,269
Increase (decrease) in retirement plan payable	17,984	(6,723)
Net cash provided (used) by operating activities	70,820	(1,234)
CASH FLOWS FROM (USED BY) INVESTING ACTIVITIES:		
Purchase of furniture and equipment	(8,908)	(1,684)
CASH FLOWS FROM (USED BY) FINANCING ACTIVITIES:		
Decrease in subordinated notes payable	(33,000)	0
NET INCREASE (DECREASE) IN CASH	28,912	(2,918)
CASH AT BEGINNING OF YEAR	109,898	112,816
CASH AT END OF YEAR	$ 138,810	$ 109,898

Supplemental disclosures of cash flow information:

	2008	2007
Cash paid during the year for:		
Interest	$ 11,825	$ 65
Income taxes	0	0

See Notes to Financial Statements

THE CARSON MEDLIN COMPANY
STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS

Subordinated borrowings at January 1, 2007	$	33,000
Increase (decrease) in subordinated borrowings		0
Subordinated borrowings at December 31, 2007		33,000
Increase (decrease) in subordinated borrowings		(33,000)
Subordinated borrowings at December 31, 2008	$	0

See Notes to Financial Statements

THE CARSON MEDLIN COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 and 2007

Note 1 - Summary of Significant Accounting Policies

(a) Description of the Business

The Carson Medlin Company (the Company), a Florida corporation, was incorporated in February, 1991. The Company's principal activity is providing merger and acquisition consulting services to financial institutions throughout the United States.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is subject to certain rules and regulations of the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and various state regulatory agencies. The Company has offices in Tampa, Florida and Raleigh, North Carolina.

(b) The Company maintains its books and records on the accrual basis of accounting.

(c) Cash consisted of $138,779 and $109,867 in an interest bearing account, and $31 and $31, in interest bearing accounts at December 31, 2008 and 2007 respectively. Periodically, the Company has maintained balances in various operating accounts in excess of federally insured limits.

(d) Income taxes – The Company, with the consent of its stockholders, elected under the Internal Revenue Code to be an S corporation effective January 1, 1997. In lieu of corporate income taxes, the stockholders are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for current federal or state income taxes has been included in the December 31, 2008 and 2007 financial statements.

(e) Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 – Summary of Significant Accounting Policies, continued

(f) Fair value of financial instruments – The estimated fair value of financial instruments has been determined by the Company using available market information and appropriate data methodologies. However, considerable judgment is required in interpreting data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2008. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements and current estimates of fair value may differ significantly from the amounts presented herein. The fair values of cash and accounts receivable approximate carrying value due to their short term nature. The fair value of debt is estimated using current market rates and instruments with the same risk and maturities. The fair value of such liabilities approximate their carrying value.

Note 2 - Officer's Life Insurance

The Company is the owner and beneficiary of a term insurance policy on the life of an officer. The policy has a face value of $100,000.

Note 3 - Property and equipment

Property and equipment consists of the following:

	December 31,	
	2008	2007
Office furniture & equipment, at cost	$ 64,014	$ 81,898
Less accumulated depreciation	47,492	68,117
Property and equipment, net	$ 16,522	$ 13,781

Property and equipment, stated at cost, are being depreciated using declining balance and straight line methods over their useful lives of five to seven years. Depreciation expense amounted to $5,417 and $6,959 for the years ended December 31, 2008 and 2007, respectively.

Note 4 – Subordinated Borrowings

The borrowings under a subordination agreement from December 31, 2007 in the amount of $33,000 was paid off during the year ended December 31, 2008.

The subordinated borrowings were available in computing net capital under the SEC's uniform net capital rule in 2007. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 5 - Profit Sharing Plan

The Company established a defined contribution profit sharing plan, effective January 1, 1996, covering full time employees who have completed one year of service as defined in the plan. Contributions to the plan are made at the sole discretion of the Board of Directors. The Company made contributions of $103,710 and $85,726 to the plan during the years ended December 31, 2008 and 2007, respectively.

Note 6 - Commitments and Contingencies

The company leases office space in Tampa, Florida under an operating lease expiring in 2009, office space in Raleigh, North Carolina under an operating lease that expires in 2009, and office space in Houston, Texas under an operating lease that expires in 2012. The Company is also responsible for its proportionate share of increases in operating expenses, real estate taxes and utilities. The company leases office equipment under agreements classified as operating leases. Monthly payments are $84 and $309. Lease and rent expense was $70,526 in 2008 and $49,324 in 2007. The future minimum lease payments under the agreements with remaining lease terms in excess of one year as of December 31, 2008 are as follows:

Year ending December 31, 2009	$ 35,476
Year ending December 31, 2010	36,886
Year ending December 31, 2011	36,594
Year ending December 31, 2012	6,400
Year ending December 31, 2013	3,399
Total future minimum lease payments	$118,755

Note 7 - Regulatory Requirements

Pursuant to the net capital provisions of Rule 15c 3-1 of the Securities and Exchange Commission, the Company is required to maintain minimum capital, as defined, equal to the greater of $5,000 or 6-2/3 % of aggregate indebtedness, as defined. At December 31, 2008 and 2007, the Company had net capital of $22,281 and $10,954 respectively, which is in excess of its required net capital of $5,000 or 6-2/3% of aggregate indebtedness by $14,514 and $4,360 respectively.

The Company is exempt from Rule 15c 3-3 of the Securities and Exchange Act of 1934 pursuant to the provisions of subparagraph K 2 (ii). Therefore, the computations for determination of reserve requirements and information for possession or control requirements pursuant to Rule 15c3-3 are not required.

Note 8 – Related Party Transactions

The Company paid $18,000 and $15,750 to South Glenwood Company, LLC for office space lease obligations during the years ended December 31, 2008 and 2007, respectively. The sole shareholder of the Company is the only member of South Glenwood Company, LLC.

SUPPLEMENTARY INFORMATION

THE CARSON MEDLIN COMPANY
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934

	FOR THE YEARS ENDED DECEMBER 31, 2008	2007
COMPUTATION OF NET CAPITAL		
Stockholders' equity	$ 210,772	$ 89,507
Add subordinated borrowings allowable in computation of net capital	0	33,000
Total capital and allowable subordinated borrowings	210,772	122,507
Less non-allowable assets:		
Petty cash	30	30
Accounts receivable	154,183	91,406
Furniture and equipment, net	16,522	13,781
Other receivable	15,193	5,268
Other assets	2,563	1,068
Total non-allowable assets	188,491	111,553
Net capital	$ 22,281	$ 10,954
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Payroll liabilities payable	$ 12,789	$ 607
Other payables	0	2,269
Retirement plan payable	103,710	85,726
Interest payable	0	10,312
Total aggregate indebtedness	116,499	98,914
Minimum net capital at 6 2/3% of aggregate indebtedness	$ 7,767	$ 6,594
MINIMUM DOLLAR NET CAPITAL REQUIREMENT	$ 7,767	$ 6,594
NET CAPITAL REQUIRED	$ 7,767	$ 6,594
NET CAPITAL IN EXCESS OF REQUIREMENT	14,514	4,360
NET CAPITAL	$ 22,281	$ 10,954
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	5.23 to 1	9.03 to 1
RECONCILIATION OF REPORTED NET CAPITAL		
Net capital, per FOCUS report	$ 32,798	$ 11,003
Auditors adjustments		
Adjust payroll liabilities payable	(12,786)	2,220
Adjust other payables	2,269	(2,269)
Net capital, as stated above	$ 22,281	$ 10,954

See Notes to Financial Statements

FERRELL & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

102 S. ARMENIA AVENUE
TAMPA, FL 33609
TELEPHONE: (813) 254-7222
FAX: (813) 254-2280

WILLIAM J. FERRELL, C.P.A.
DOLORES C. O'HARA, C.P.A.

MEMBERS
FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROLS

To the Board of Directors
The Carson Medlin Company
Tampa, Florida

We have audited the accompanying financial statements of The Carson Medlin Company as of and for the years ended December 31, 2008 and 2007, and have issued our report thereon dated February 23, 2009. As part of our audit, we made a study and evaluation of the Company's system of internal accounting controls to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g); in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); in making quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13, and the procedures for determining compliance with the exemptive provision of Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customers securities.

The management of the Company is responsible for establishing and, maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether these practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purposes described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of The Carson Medlin Company taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness. The Company was in compliance with the conditions of the exemption provisions of Rule 15c3-3 and no facts came to our attention which indicated such conditions have not been complied with.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations. Practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory organizations that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934, and should not be used for any other purpose.

Ferrell & Company

Ferrell & Company, P.A.
Certified Public Accountants

Tampa, Florida
February 23, 2009

THE CARSON MEDLIN COMPANY

FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

FERRELL & COMPANY, P.A.
Certified Public Accountants
Tampa, Florida

THE CARSON MEDLIN COMPANY

FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

THE CARSON MEDLIN COMPANY
TABLE OF CONTENTS